

SUNVESSEL CORP.
FINANCIAL STATEMENTS
(UNAUDITED)

2018

SUNVESSEL CORP.
INDEX TO FINANCIAL STATEMENTS
(unaudited)

SunVessel Corp.

Balance Sheet

As of December 31, 2018

	Total
Assets	
Current Assets	
Bank Accounts	$2,291
Inventory Assets	$1,802
Total Current Assets	**$4,093**
TOTAL ASSETS	**$4,093**
Liabilities and Equity	
Liabilities	
Total Liabilities	
Equity	
Common Stock	$90
Additional Paid In Capital	$36,529
Retained Earnings	- $32,526
Total Equity	**$4,093**
TOTAL LIABILITIES AND EQUITY	**$4,093**

SunVessel Corp.

Profit and Loss

January - December 2018

	Total
Income	
Total Income	
GROSS PROFIT	**$0**
Expenses	
Advertising & Marketing	$776
Contractors	$9,823
Insurance	$234
Legal & Professional Services	$3,119
Meals and Entertainment	$287
Office Supplies & Software	$1,439
Other Business Expenses	$24
Reimbursable Expenses	$191
Rent & Lease	$6,628
R&D	$919
Taxes and Licenses	$950
Travel	$2,383
Utilities	$145
Total Expenses	**$26,918**
NET INCOME	**- $26,918**

SunVessel Corp.

Statement of Cash Flows

January - December 2018

	Total
OPERATING ACTIVITIES	
Net Income	- $26,918
Cash provided by operations:	
Inventory Assets	- $1,802
Net cash provided by operating activities	**- $28,720**
CONTRIBUTIONS TO CAPITAL	
Additional Paid in Capital	$25,000
Net cash provided by contributions to capital	**$25,000**
NET CASH INCREASE FOR PERIOD	**- $3,720**
Cash at the beginning of period	$6,011
CASH AT END OF PERIOD	**$2,291**

SUNVESSEL CORP.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

SunVessel Corp, a Delaware corporation was formed on August 15th, 2017. SunVessel is a network of smart charging stations for electric and robotic personal mobility devices installed in hotels, offices, and apartment buildings that enable people to take short trips in a city without the need of a car.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Going Concern and Management Plans

The Company has a limited operating history. We will incur significant additional costs for operations and production until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties

Our business is subject to a wide range of laws and regulations for last mile mobility, many of which are evolving, and failure to comply with such laws and regulations could harm our business, financial condition, and results of operations.

Illegal, improper, or otherwise inappropriate activity of SunVessel users, whether or not occurring while utilizing our platform, could expose us to liability. Likewise, we could also be subject to claims from users or third parties who are harmed whether or not our platform is in use, which could adversely affect our business, brand, financial condition, and results of operations.

Our SunVessels and stations may experience quality problems from time to time, which could result in product recalls, injuries, litigation, enforcement actions, and regulatory proceedings and could adversely affect our business, brand, financial condition, and results of operations.

If we are unable to efficiently grow and further develop our SunVessel network, which may not grow as we expect or become profitable over time, and manage the related risks, our business, financial condition and results of operations could be adversely affected.

Users have multiple alternative transportation solutions which could adversely affect our business, financial condition, and results of operations. Many of these alternatives have greater financial, technical, marketing, research and development, manufacturing and other resources, greater name recognition, longer operating histories, or a larger user base than we do.

We primarily rely on Amazon Web Services to deliver our offerings to users on our platform, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition, and results of operations.

We rely on third-party manufacturer partners, and if we cannot manage our relationships with such third parties and other risks related to our relationships, our business, financial condition, and results of operations could be adversely affected.

We rely on third-party payment processors to process payments made by our users, and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition, and results of operations could be adversely affected.

NOTE 3 – INVENTORY POLICY
Inventory cost is principally determined using the last-in, first-out (LIFO) method.